HOMOLOGY MEDICINES, INC.

One Patriots Park

Bedford, Massachusetts 01730

March 16, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Arzhang Navai

Re:	HOMOLOGY MEDICINES, INC.

 Registration Statement on Form S-3 (Registration No. 333-270414)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333- 270414) (the “Registration Statement”) of Homology Medicines, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on March 17, 2023, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter Handrinos at (617) 948-6060 or Wesley Holmes at (617) 948-6027.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or Wesley Holmes at (617) 948-6027, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

HOMOLOGY MEDICINES, INC.

By:	/s/ W. Bradford Smith
Name: W. Bradford Smith
Title: Chief Financial Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP